# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crypto Co, CIK 0001688126
CUSIP: 22906C102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23823 Malibu Road, Suite 50477, Malibu, California (CA), 90265
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001753219

## Reporting persons
- Red Neck Yacht Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 375,000,000; sole dispositive power 0; shared dispositive power 375,000,000; aggregate amount beneficially owned 375,000,000 (6.44% of the class)
- United Capital Management of Kansas, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Kansas (KS); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 375,000,000 (6.44% of the class)
- UCM Fund Advisors, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 375,000,000 (6.44% of the class)

## Item 1. Issuer
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 Malibu Road, Suite 50477, Malibu, CA 90265

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by each of the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):
1. Red Neck Yacht Fund, LP, a limited partnership (the "Fund");
2. UCM Fund Advisors, LLC, a limited liability company ("UCM Fund Advisors"); and
3. United Capital Management of Kansas, Inc. ("United Capital" or the "Investment Manager").
The Fund directly holds the shares of common stock of The Crypto Company (the "Issuer") reported herein. UCM Fund Advisors serves as the general partner of the Fund and, in such capacity, may be deemed to share voting and dispositive power over the shares held by the Fund. United Capital serves as the investment manager of the Fund and, in such capacity, exercises investment discretion over the Fund's portfolio and may be deemed to share voting and dispositive power over the shares held by the Fund.
Each of UCM Fund Advisors and United Capital disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 25, 2026, a copy of which is filed herewith as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.
Address of principal business office or, if none, residence: 227 N. Santa Fe Ave., Suite 309, Salina, Kansas 67401
Citizenship:
The Fund: Delaware Limited Partnership
UCMK Fund Advisors: Delaware Limited Liability Company
United Capital Management of Kansas, Inc: Kansas corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 375000000
Percent of class: 6.44
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 375000000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 375000000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Red Neck Yacht Fund, LP: Chad Koehn, Manager (08/25/2026)
- United Capital Management of Kansas, Inc.: Chad Koehn, Manager (08/25/2026)
- UCM Fund Advisors, LLC: Chad Koehn, Manager (08/25/2026)